UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM U-3A-2

                          Statement by Holding Company
                      Claiming Exemption Under Rule U-3A-2
                           From the Provisions of the
                   Public Utility Holding Company Act of 1935


                      To Be Filed Annually Prior to March 1


                               VECTREN CORPORATION
                         VECTREN UTILITY HOLDINGS, INC.
-------------------------------------------------------------------------------
                                (Name of Company)


hereby file with the Securities and Exchange Commission, pursuant to Rule 2, their statement claiming exemption as holding companies from the provisions of the Public Utility Holding Company Act of 1935, and submit the following information:

ITEM 1. Name, State of organization, location, and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant directly or indirectly holds an interest.

Vectren Corporation (Vectren or Claimant), an Indiana corporation, is an energy and applied technology holding company headquartered in Evansville, Indiana. Vectren was organized on June 10, 1999, solely for the purpose of effecting the merger of Indiana Energy, Inc. (Indiana Energy) and SIGCORP, Inc. (SIGCORP). On March 31, 2000, the merger of Indiana Energy with SIGCORP and into Vectren was consummated with a tax-free exchange of shares and has been accounted for as a pooling-of-interests in accordance with Accounting Principles Board Opinion No. 16 "Business Combinations." Vectren is a "holding company," as such term is defined by the Public Utility Holding Act of 1935 (the Act).

Utility Group Operations

Vectren Utility Holdings, Inc. (VUHI), an Indiana corporation, is a "subsidiary company" of Vectren and a "holding company" (as such terms are defined by the Act). VUHI is the intermediate holding company for Vectren's three operating public utilities: Indiana Gas Company, Inc. (Indiana Gas), formerly a wholly owned subsidiary of Indiana Energy, Southern Indiana Gas and Electric Company (SIGECO), formerly a wholly owned subsidiary of SIGCORP, and the Ohio operations (defined hereafter). VUHI's regulated subsidiaries serve approximately one million customers in Indiana and Ohio. VUHI also holds a 33% ownership interest in Community Natural Gas Company, Inc. (Community) and a preferred equity and convertible subordinated debt interest in Babb International, Inc, and has other assets that provide information technology and other services to the three utilities

         Indiana Gas, an Indiana and Ohio corporation, is a "subsidiary company" of VUHI and is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act). Indiana Gas provides natural gas distribution and transportation services to a diversified customer base in 49 of Indiana's 92 counties. Indiana Gas also holds a 47% undivided ownership interest in the assets of the Ohio operations (see below).

         SIGECO, an Indiana corporation, is a "subsidiary company" of VUHI and is also an "electric utility company," a "gas utility company," and a "public utility company" (as such terms are defined by the Act). SIGECO provides electric generation, transmission and distribution services to eight counties in southwestern Indiana, including Evansville, and participates in the wholesale power market. SIGECO also provides natural gas distribution and transportation services to ten counties in southwestern Indiana, including Evansville.

         Both Indiana Gas and SIGECO do business as Vectren Energy Delivery of Indiana, Inc.

         The Ohio operations, owned as a tenancy in common by Vectren Energy Delivery of Ohio, Inc. (VEDO), a wholly owned subsidiary, (53% ownership) and Indiana Gas (47% ownership), provide natural gas distribution and transportation services to 17 counties in west central Ohio, including counties surrounding Dayton. VEDO, an Ohio corporation, is a "subsidiary company" of VUHI (as such term is defined by the Act) and is the operator of the assets. VEDO is therefore a "gas utility company" and "public utility company," as such terms are defined in the Act.

         Community, an Indiana corporation, is an unconsolidated affiliate of VUHI, but is a "subsidiary company" of VUHI as defined by the Act. Community is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act). Community is an Indiana gas distribution company with offices in Mt. Carmel, Illinois.

         Babb International, Inc. is a nonregulated unconsolidated affiliate that manufactures autoclaved aerated concrete from fly ash, a by-product of burning coal.

Nonregulated Group Operations

Vectren is involved in nonregulated activities in four primary business areas:
Energy Marketing and Services, Coal Mining, Utility Infrastructure Services, and Broadband. Energy Marketing and Services markets natural gas and provides energy management services, including energy performance contracting services. Coal Mining mines and sells coal and generates IRS Code Section 29 investment tax credits relating to the production of coal-based synthetic fuels. Utility Infrastructure Services provides underground construction and repair, facilities locating, and meter reading services. Broadband invests in broadband communication services such as analog and digital cable television, high-speed Internet and data services, and advanced local and long distance phone services. In addition, the nonregulated group has other businesses that provide utility services, municipal broadband consulting, and retail products and services and that invest in energy-related opportunities, real estate and leveraged leases. The Nonregulated Group supports the Company's regulated utilities pursuant to service contracts by providing natural gas supply services, coal, utility infrastructure services, and other services.

Vectren Enterprises, Inc. is an intermediate holding company for the Company's nonregulated businesses: Vectren Energy Services, Inc., Vectren Utility Services, Inc., Vectren Communications, Inc., Vectren Ventures, Inc., and Vectren Financial Group, Inc.

     Vectren Energy Services, Inc. is an intermediate holding company for Vectren Energy Marketing and Services, Inc. and Vectren Energy Retail, Inc.

          Vectren Energy Marketing and Services, Inc. holds a 100% interest in Energy Systems Group, Inc., a 61% ownership interest in ProLiance Energy, LLC, a 100% interest in Indiana Energy Services, Inc. (dormant) and Vectren Power Marketing, Inc. (dormant).

               Energy Systems Group, Inc. holds a 100% ownership interest in Energy Systems Group, LLC (ESG) due to Vectren's purchase of the remaining one third interest in April 2003. ESG provides energy-related performance contracting and facility upgrades through its design and installation of energy -efficient equipment to industrial, commercial, and governmental customers.

               ProLiance Energy, LLC is a 61% unconsolidated energy marketing affiliate that provides natural gas and related services to the Company's utility subsidiaries, Vectren Retail, LLC, and other unrelated parties. ProLiance's primary businesses include gas marketing, gas portfolio optimization, and other portfolio and energy management services. ProLiance's primary customers are utilities and other large end use customers. Governance and voting rights remain at 50% for each of ProLiance's members. Since governance of ProLiance remains equal between its members, Vectren continues to account for its investment in ProLiance using the equity method of accounting.

          Vectren Energy Retail, Inc. holds a 99% interest in Vectren Retail, LLC (d.b.a. Vectren Source), which provides natural gas and other related products and services primarily in Ohio serving customers opting for choice among energy providers.

     Vectren Utility Services, Inc. is an intermediate holding company for Vectren Environmental Services, Inc., Vectren Fuels, Inc., Reliant Services, LLC, and Utility Debt Collectors, Inc. (dormant).

          Vectren Environmental Services, Inc. holds a 51% ownership interest in Air Quality Services, LLC, a company created to provide air quality monitoring and testing services to industrial companies and utilities.

          Vectren Fuels, Inc. owns and operates coal mining properties, including a 100% ownership interest in Cypress Creek Mine, Inc. and a 99% ownership interest in SFI Coal Sales, LLC. SFI Coals Sales, LLC holds a 100% ownership interest in Prosperity Mine, LLC and Cypress Creek Mine, LLC.

          Reliant Services, LLC (Reliant) is a 50% owned unconsolidated affiliate that provides underground facility locating, contract meter reading, and installation of telecommunications and electric facilities to the Company's utility subsidiaries and others. Reliant holds a 100% ownership interest in Miller Pipeline Corporation, which provides underground pipeline construction, replacement, and repair services to the Company's utility subsidiaries and others.

     Vectren Communications, Inc. holds investments in nonregulated subsidiaries, which conduct communications-related strategic initiatives and include Vectren Broadband, Inc. and Vectren Communications Services, Inc.

          Vectren Broadband, Inc. holds Vectren's 18.9% investment in SIGECOM Holdings, Inc. and a minority interest and convertible subordinated debt investment in Utilicom Networks, LLC (Utilicom). SIGECOM Holdings, Inc. holds a 74% interest in SIGECOM, LLC. SIGECOM, LLC provides broadband services to the greater Evansville, Indiana, area. Utilicom is a provider of bundled communication services through high capacity broadband networks, including cable television, high-speed Internet, and advanced local and long distance telephone services. Utilicom is the majority member of SIGECOM, LLC and plans to provide broadband services to the greater Indianapolis, Indiana, and Dayton, Ohio, markets.

          Vectren Communications Services, Inc. assists municipal utilities and businesses in the implementation of broadband strategy.

     Vectren Ventures, Inc. invests in energy-related companies and projects. Vectren Ventures, Inc. holds the remaining 1% interests in SFI Coal Sales, LLC and Vectren Retail, LLC. In addition, Vectren Ventures maintains a 36.7% ownership in Haddington Energy Partners, LP, a 42.1% ownership in Haddington Energy Partners II, LP, a 7% ownership in Monument Capital Partnership Fund I, LP, a 4.5% ownership in Cambridge Ventures, LP, and a 4% ownership in Gazelle TechVentures, Inc.

          Haddington Energy Partners, LP, Haddington Energy Partners II, LP, and Monument Capital Partnership Fund I, LP are investment companies that invest in energy-related projects.

          Cambridge Ventures, LP is an investment company that invests in small businesses.

          Gazelle TechVentures, Inc. is a venture capital company focusing on venture capital activity in Indiana.

     Vectren Financial Group, Inc. is an intermediate holding company for the following entities: Southern Indiana Properties, Inc. (SIPI), Vectren Synfuels, Inc., and Energy Realty, Inc.

          SIPI holds a 100% ownership interest in SIPI Holding Company, Inc., SIP-GT I, Inc., and Southwest Lease Capital, Inc. These companies invest in and loan capital to other partnerships and corporations. These investments are primarily housing investments that generate tax credits or are venture capital funds. SIPI's companies also invest in real estate and leveraged lease transactions.

          Vectren Synfuels, Inc. owns a limited partnership interest of 8.3% in Pace Carbon Synfuels Investors, LP, which produces and sells coal-based synthetic fuel that qualifies for IRS Code Section 29 investment tax credits.

          Energy Realty, Inc. invests in partnerships and corporations that invest in real estate and affordable housing projects.


Corporate and Other Operations

Vectren's corporate and other activities provide general and administrative support to Vectren's other operating groups. The companies comprising Vectren's corporate and other group include Vectren Capital Corp. and Vectren Aero, LLC.

Vectren Capital Corp., and its direct subsidiary, IEI Capital Corp, are financing vehicles for Vectren's nonregulated and corporate operations.

Vectren Aero, LLC provides transportation services to the Company's employees.

ITEM 2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, electric and gas distribution facilities, including all such properties which are outside the state in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

Vectren and VUHI

At the date of the filing of this Statement, Vectren and VUHI have no significant real properties and are solely holding companies owning all of the issued and outstanding shares of common stock of their subsidiary companies.

Gas Utility Operations

Indiana Gas
Specific to its Indiana operations, Indiana Gas owns and operates four active gas storage fields located in Indiana covering 58,290 acres of land with an estimated ready delivery from storage capability of 5.2 BCF of gas with maximum peak day delivery capabilities of 119,160 MCF per day. Indiana Gas also owns and operates three liquefied petroleum (propane) air-gas manufacturing plants located in Indiana with the ability to store 1.5 million gallons of propane and manufacture for delivery 33,000 MCF of manufactured gas per day. In addition to its company owned storage and propane capabilities, Indiana Gas has contracted for 17.2 BCF of storage with a maximum peak day delivery capability of 404,614 MCF per day. Indiana Gas has the ability to meet a total annual demand, utilizing all of its assets across various pipelines, of 131.1 BCF with a maximum peak day delivery capability of 1,068,740 MCF per day. Indiana Gas' gas delivery system includes 11,771 miles of distribution and transmission mains, all of which are in Indiana except for pipeline facilities extending from points in northern Kentucky to points in southern Indiana so that gas may be transported to Indiana and sold or transported by Indiana Gas to ultimate customers in Indiana. These properties are used by Indiana Gas in its gas delivery operations in which gas is supplied to 546,914 consumers in 49 of Indiana's 92 counties. The largest Indiana communities served are Muncie, Anderson, Lafayette-West Lafayette, Bloomington, Terre Haute, Marion, New Albany, Columbus, Jeffersonville, New Castle, and Richmond.

Indiana Gas purchases all of its natural gas from ProLiance Energy LLC, a 61% owned, nonregulated gas marketing affiliate of Vectren. Gas is transported to Indiana Gas' system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

SIGECO
SIGECO owns and operates three underground gas storage fields located in Indiana covering 6,070 acres of land with an estimated ready delivery from storage capability of 6.3 BCF of gas with maximum peak day delivery capabilities of 124,748 MCF per day. In addition to its company owned storage delivery capabilities, SIGECO has contracted for 0.5 BCF of storage with a maximum peak day delivery capability of 18,699 MCF per day. SIGECO has the ability to meet a total annual demand, utilizing all of its assets across various pipelines, of
28.4 BCF with a maximum peak day delivery capability of 228,943 MCF per day. SIGECO's gas delivery system includes 3,026 miles of distribution and transmission mains, all of which are located in Indiana. These properties are used by SIGECO in its gas operations in which gas is supplied to 111,478 consumers in ten counties in southwestern Indiana, including counties surrounding Evansville.

SIGECO purchases all of its natural gas from ProLiance Energy LLC, a 61% owned, nonregulated gas marketing affiliate of Vectren. Gas is transported to SIGECO's system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

Ohio Operations
The Ohio operations own and operate three liquefied petroleum (propane) air-gas manufacturing plants and a cavern for propane storage, all of which are located in Ohio. The plants and cavern can store 7.5 million gallons of propane, and the plants can manufacture for delivery 51,047 MCF of manufactured gas per day. In addition to its propane delivery capabilities, the Ohio operations have contracted for 13.1 BCF of storage with a maximum peak day delivery capability of 280,667 MCF per day. The Ohio operations have the ability to meet a total annual demand, utilizing all of its assets across various pipelines, of 57.9 BCF with a maximum peak day delivery capability of 477,974 MCF per day. The Ohio operations' gas delivery system includes 5,216 miles of distribution and transmission mains, all of which are located in Ohio. The properties are used by the Ohio operations in its gas operations in which gas is supplied to 313,838 customers in 17 counties in west central Ohio, including counties surrounding Dayton.

The Ohio operations purchases all of its natural gas from ProLiance Energy LLC, a 61% owned nonregulated gas marketing affiliate of Vectren. Gas is transported to the Ohio operations' system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

Community
Community is a small gas utility that has several noncontiguous service territories in southwestern Indiana. Much of its service territory is adjacent to or near the gas service territory of SIGECO. Community has no underground gas storage facilities or manufacturing facilities. Community's gas delivery system includes approximately 506 miles of distribution mains, all of which are located in Indiana. Community uses the properties in its gas operations in which gas is supplied to approximately 7,100 customers in southwestern Indiana.

Community purchases its natural gas from various suppliers. Gas is transported to Community's system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

SIGECO's Electric Utility Operations

SIGECO's installed generating capacity as of December 31, 2003, was rated at 1,351 MW. SIGECO's coal-fired generating facilities are: the Brown Station with 500 MW of capacity, located in Posey County approximately eight miles east of Mt. Vernon, Indiana; the Culley Station with 406 MW of capacity, and Warrick Unit 4 with 150 MW of capacity. Both the Culley and Warrick Stations are located in Warrick County near Yankeetown, Indiana. SIGECO's gas-fired turbine peaking units are: the 80 MW Brown 3 Gas Turbine located at the Brown Station; two Broadway Avenue Gas Turbines located in Evansville, Indiana with a combined capacity of 115 MW (Broadway Avenue Unit 1, 50 MW and Broadway Avenue Unit 2, 65
MW); two Northeast Gas Turbines located northeast of Evansville in Vanderburgh County, Indiana with a combined capacity of 20 MW; and a new 80 MW turbine also located at the Brown station (Brown Unit 4) placed into service in 2002. The Brown Unit 3 and Broadway Avenue Unit 2 turbines are also equipped to burn oil. Total capacity of SIGECO's six gas turbines is 295 MW, and they are generally used only for reserve, peaking, or emergency purposes due to the higher per unit cost of generation.

SIGECO's transmission system consists of 830 circuit miles of 138,000 and 69,000 volt lines. The transmission system also includes 27 substations with an installed capacity of 4,235.9 megavolt amperes (Mva). The electric distribution system includes 3,224 pole miles of lower voltage overhead lines and 289 trench miles of conduit containing 1,622 miles of underground distribution cable. The distribution system also includes 92 distribution substations with an installed capacity of 1,901.7 Mva and 51,417 distribution transformers with an installed capacity of 2,368.6 Mva.

SIGECO owns utility property outside of Indiana approximating eight miles of 138,000 volt electric transmission line which is located in Kentucky and which interconnects with Louisville Gas and Electric Company's transmission system at Cloverport, Kentucky.

These properties are used by SIGECO in its electric operations in which electricity is supplied to 135,098consumers in eight counties in southwestern Indiana, including counties surrounding Evansville.

Item 3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

     A. Number of dekatherms in thousands (MDth) of gas distributed at retail and number of megawatt hours (MWh) of electric energy sold at retail or wholesale:

     1.   Gas distributed:
                                                               Dollar Revenues
                                                                 From Sales
                                         MDth of Gas           ( in millions)
                                       ---------------       ------------------
      a.   Indiana Gas:
           Retail                           119,606                 $ 668.2
           Wholesale                              -                       -
                                       ---------------       ------------------
           Totals                           119,606                 $ 668.2
                                       ---------------       ------------------

      b. SIGECO:
           Retail                            31,547                 $ 102.7
           Wholesale                              -                       -
                                       ---------------       ------------------
           Totals                            31,547                 $ 102.7
                                       ---------------       ------------------

      c. The Ohio operations:
           Retail                            58,190                 $ 341.4
           Wholesale                              -                       -
                                       ---------------       ------------------
           Totals                            58,190                 $ 341.4
                                       ---------------       ------------------

      d. VUHI and Vectren:
           Retail                           209,343               $ 1,112.3
           Wholesale                              -                       -
                                       ---------------       ------------------
           Totals                           209,343               $ 1,112.3
                                       ---------------       ------------------

      e.   Community:
           Retail                               878                   $ 7.0
           Wholesale                              -                       -
                                       ---------------       ------------------
           Totals                               878                   $ 7.0
                                       ---------------       ------------------


     2.   Electric energy sold:
                                                               Dollar Revenues
                                              MWh of             From Sales
                                         Electric Energy        (in millions)
                                       -------------------   ------------------
      a. SIGECO, VUHI, and Vectren:
           Retail                         5,297,928                 $ 287.7
           Firm Wholesale                   600,924                    21.5
           Non-Firm Wholesale             4,305,190                   152.8
                                       -------------------   ------------------
           Totals                        10,204,042                 $ 462.0
                                       -------------------   ------------------

B. Number of MDth of gas and MWh of electric energy distributed at retail outside the state in which each such company is organized:

     1.   Gas distributed at retail outside the state:
                                                              Dollar Revenues
                                           MDth of Gas          From Sales
                                       -------------------   ------------------
      a.   Indiana Gas:                       None                  None
      b.   SIGECO:                            None                  None
      c.   The Ohio operations:               None                  None
      d.   VUHI and Vectren:                  None                  None
      e.   Community:                         None                  None

     2.   Electric energy distributed at retail outside the state:

                                             MWh of           Dollar Revenues
                                         Electric Energy         From Sales
                                       -------------------   ------------------
      a. SIGECO, VUHI, and
           Vectren:                           None                  None



C. Number of MDth of gas sold and MWh of electric energy sold at wholesale outside the state in which each such company is organized, or at the state line:

     1.   Gas sold outside the state
                                                               Dollar Revenues
                                           MDth of Gas           From Sales
                                       -------------------   ------------------
      a.   Indiana Gas:                       None                  None
      b.   SIGECO:                            None                  None
      c.   The Ohio operations:               None                  None
      d.   VUHI and Vectren:                  None                  None
      e.   Community:                         None                  None


   2. Electric energy sold at wholesale (non-firm) outside the state

                                                               Dollar Revenues
                                              MWh of              From Sales
                                         Electric Energy        (in millions)
                                       -------------------   ------------------
      a. SIGECO, VUHI, and Vectren:
           Michigan                          727,017               $ 26.5
           Texas                             694,834                 23.3
           Ohio                              581,128                 20.5
           Maryland                          526,400                 19.0
           Kentucky                          241,341                  8.4
           Tennessee                         257,455                  5.7
           All others                        744,638                 22.8
                                       -------------------   ------------------
           Totals                          3,772,813              $ 126.2
                                       -------------------   ------------------


D. Number of MDth of gas and MWh of electric energy purchased outside the state in which each such company is organized or at the state line:

     1.   Gas purchased outside the state:
                                                               Dollar Cost of
                                                                  Purchases
                                           MDth of Gas          (in millions)
                                       -------------------   ------------------
      a.   Indiana Gas:                       None*                  None
      b.   SIGECO:                            None*                  None
      c.   The Ohio operations:               None*                  None
      d.   VUHI and Vectren:                  None*                  None
      e.   Community:                         None                   None
           Louisiana                           879                  $ 5.6
                                       -------------------   ------------------

          *These subsidiaries use a portfolio administrator; therefore purchases are made at their respective city gates.

     2.   Electric energy purchased outside the state:

                                                               Dollar Cost of
                                             MWh of               Purchases
                                         Electric Energy        (in millions)
                                       --------------------   -----------------
      a. SIGECO, VUHI, and Vectren:
           Ohio                             1,093,821               $ 35.9
           Michigan                           666,452                 25.3
           Texas                              563,547                 17.7
           Tennessee                          409,146                 11.9
           Maryland                           288,382                 10.8
           Pennsylvania                       263,545                  6.7
           All others                         735,881                 25.0
                                       --------------------   -----------------
           Totals                           4,020,774              $ 133.3
                                       --------------------   -----------------

Item 4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company.

Not applicable to Claimant or any of Claimant's subsidiaries.

Exhibit A

A consolidating statement of income and surplus of Vectren and subsidiary companies for the year ended December 31, 2003, together with a consolidating balance sheet of Vectren and subsidiary companies, as of December 31, 2003, are attached as Exhibit A.

Exhibit B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

Not applicable to Claimant or any of Claimant's subsidiaries.

                                   SIGNATURES

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February 2004.


                                     VECTREN CORPORATION
                                     VECTREN UTILITY HOLDINGS, INC.
                                     (Name of Claimant)

                                     By /s/ Ronald E. Christian
                                     --------------------------
                                     Ronald E. Christian
                                     Executive Vice President, General Counsel
                                       and Secretary of
                                     Vectren Corporation
                                     Executive Vice President and Secretary of
                                     Vectren Utility Holdings, Inc.

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                    Ronald E. Christian
                                    Senior Vice President, General Counsel
                                      and Secretary
                                    Vectren Corporation
                                    Post Office Box 209
                                    Evansville, Indiana  47702-0209

                                                                                               Exhibit A
                                                                                               Page 1 of 6
                      Vectren Corporation and Subsidiary Companies
                            Consolidating Statement of Income
                          For the Year Ended December 31, 2003
                                      (In millions)
-----------------------------------------------------------------------------------------------------------
                                         VUHI      Nonreg.   Vectren   Vectren  Adjustments      Vectren
                                     Consolidated   Oper.    Capital    Corp.  & Elimimations  Consolidated
-----------------------------------------------------------------------------------------------------------
OPERATING REVENUES
   Gas utility                      $ 1,112.3   $     -       $ -      $    -    $      -      $ 1,112.3
   Electric utility                     335.7         -         -           -           -          335.7
   Energy services & other                0.8     219.2         -         1.0       (81.3)         139.7
---------------------------------------------------------------------------------------------------------
      Total operating revenues        1,448.8     219.2         -         1.0       (81.3)       1,587.7
---------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
   Cost of gas sold                     762.5         -         -           -           -          762.5
   Fuel for electric generation          86.5         -         -           -           -           86.5
   Purchased electric energy             16.2         -         -           -           -           16.2
   Cost of energy services & other          -     180.7         -           -       (77.0)         103.7
   Other operating                      210.1      26.3         -         1.7        (4.4)         233.7
   Depreciation & amortization          117.9      10.5         -         0.3           -          128.7
   Taxes other than income taxes         56.6       0.4         -           -           -           57.0
---------------------------------------------------------------------------------------------------------
      Total operating expenses        1,249.8     217.9         -         2.0       (81.4)       1,388.3
---------------------------------------------------------------------------------------------------------
OPERATING INCOME                        199.0       1.3         -        (1.0)        0.1          199.4
OTHER INCOME
   Equity in earnings of
       consolidated affiliates              -         -         -       113.2      (113.2)             -
   Equity in earnings of
       unconsolidated affiliates         (0.5)     12.7         -           -           -           12.2
   Other - net                            4.8      10.2        10.4      (1.5)      (10.9)          13.0
---------------------------------------------------------------------------------------------------------
      Total other income                  4.3      22.9        10.4     111.7      (124.1)          25.2
---------------------------------------------------------------------------------------------------------
Interest expense                         66.1       9.7        10.4       0.2       (10.8)          75.6
---------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES              137.2      14.5         -       110.5      (113.2)         149.0
---------------------------------------------------------------------------------------------------------
Income taxes                             51.6     (13.2)        -        (0.7)          -           37.7
Minority interest in & preferred
    dividend requirements of
    subsidiaries                            -       0.1         -           -           -            0.1
---------------------------------------------------------------------------------------------------------
NET INCOME                          $    85.6   $  27.6       $ -      $111.2     $(113.2)       $ 111.2
=========================================================================================================
Retained Earnings Beginning
  of Year                           $   382.4   $  39.9       $ -      $530.4                    $ 530.4
Net Income                               85.6      27.6         -       111.2                      111.2
Dividends Paid                          (78.0)    (36.9)        -       (79.2)                     (79.2)
---------------------------------------------------------------------------------------------------------
Retained Earnings End of Year       $   390.0   $  30.6       $ -      $562.4                    $ 562.4
=========================================================================================================

                                                                                     Exhibit A
                                                                                     Page 2 of 6


                             Vectren Corporation and Subsidiary Companies
                             Consolidating Statement of Income, Continued
                                 For the Year Ended December 31, 2003
                                            (In millions)
-----------------------------------------------------------------------------------------------------
                                              Indiana                VUHI,  Adjustments       VUHI
                                   SIGECO      Gas       VEDO       Inc.   Eliminations  Consolidated
-----------------------------------------------------------------------------------------------------
OPERATING REVENUES
  Gas utility                      $ 102.7   $ 668.2   $ 341.4    $     -    $     -       $ 1,112.3
  Electric utility                   335.7         -         -          -          -           335.7
  Energy services & other                -         -         -       26.5      (25.7)            0.8
-----------------------------------------------------------------------------------------------------
     Total operating revenues        438.4     668.2     341.4       26.5      (25.7)        1,448.8
-----------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Cost of gas sold                    73.4     450.7     238.4          -          -           762.5
  Fuel for electric generation        86.5         -         -          -          -            86.5
  Purchased electric energy           16.2         -         -          -          -            16.2
  Cost of energy services & other        -         -         -          -          -               -
  Other operating                    103.1      85.7      46.4        0.5      (25.6)          210.1
  Depreciation & amortization         47.6      43.3      12.8       14.2          -           117.9
  Taxes other than income taxes       12.4      16.9      26.6        0.7          -            56.6
-----------------------------------------------------------------------------------------------------
     Total operating expenses        339.2     596.6     324.2       15.4      (25.6)        1,249.8
-----------------------------------------------------------------------------------------------------
OPERATING INCOME                      99.2      71.6      17.2       11.1       (0.1)          199.0
OTHER INCOME
  Equity in earnings of
     consolidated affiliates             -       5.8         -       81.7      (87.5)              -
  Equity in earnings of
     unconsolidated affiliates           -         -         -       (0.5)         -            (0.5)
  Other - net                          5.0      (0.7)      0.7       27.9      (28.1)            4.8
-----------------------------------------------------------------------------------------------------
     Total other income                5.0       5.1       0.7      109.1     (115.6)            4.3
-----------------------------------------------------------------------------------------------------
Interest expense                      24.8      29.1       8.1       32.3      (28.2)           66.1
-----------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES            79.4      47.6       9.8       87.9      (87.5)          137.2
-----------------------------------------------------------------------------------------------------
Income taxes                          30.6      16.1       2.6        2.3          -            51.6
Minority interest in & preferred
  dividend requirements
  of subsidiaries                        -         -       5.8          -       (5.8)              -
-----------------------------------------------------------------------------------------------------
NET INCOME                         $  48.8   $  31.5   $   1.4    $  85.6    $ (81.7)       $   85.6
=====================================================================================================
Retained Earnings Beginning
   of Year                         $ 270.2   $  79.1   $  (8.1)   $ 382.4                   $  382.4
Net Income                            48.8      31.5       1.4       85.6                       85.6
Dividends Paid                       (52.1)    (21.9)     (4.0)     (78.0)                     (78.0)
-----------------------------------------------------------------------------------------------------
Retained Earnings End of Year      $ 266.9   $  88.7   $ (10.7)   $ 390.0                   $  390.0
=====================================================================================================




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
                                                                                            Exhibit A
                                                                                            Page 3 of 6

                                  Vectren Corporation and Subsidiary Companies
                                           Consolidating Balance Sheet
                                             As of December 31, 2003
                                                  (In millions)
------------------------------------------------------------------------------------------------------------
                                         VUHI      Nonreg.   Vectren   Vectren   Adjustments       Vectren
             ASSETS                     Consol.     Oper.    Capital    Corp.   & Eliminations  Consolidated
------------------------------------------------------------------------------------------------------------
Current Assets
   Cash & cash equivalents             $    8.1   $   6.0    $     -   $    1.2    $       -      $    15.3
   Accounts receivable-less reserves      114.0      22.7        0.1        0.5            -          137.3
   Receivables from other Vectren
      companies                             1.7      34.2      128.3       19.9       (184.1)             -
   Accrued unbilled revenues              128.7       9.1          -          -            -          137.8
   Inventories                             55.1      15.3          -          -            -           70.4
   Recoverable fuel & natural
      gas costs                            20.3         -          -          -            -           20.3
   Prepayments & other current
      assets                              131.3       4.6        0.2        3.6         (8.6)         131.1
------------------------------------------------------------------------------------------------------------
       Total current assets               459.2      91.9      128.6       25.2       (192.7)         512.2
------------------------------------------------------------------------------------------------------------
Utility Plant
  Original cost                         3,250.7         -          -          -            -        3,250.7
  Less:  accumulated depreciation
    & amortization                      1,247.0         -          -          -            -        1,247.0
------------------------------------------------------------------------------------------------------------
          Net utility plant             2,003.7         -          -          -            -        2,003.7
------------------------------------------------------------------------------------------------------------
Investments in consolidated
  affiliates                                  -         -          -    1,103.9     (1,103.9)             -
Investments in unconsolidated
   affiliates                               1.8     174.3          -          -            -          176.1
Other investments                          20.6     101.8          -        0.5            -          122.9
Notes receivable from other
    Vectren companies                         -       0.2      113.0          -       (113.2)             -
Non-utility property-net                  141.3      79.8          -        1.2            -          222.3
Goodwill-net                              205.0         -          -          -            -          205.0
Regulatory assets                          89.6         -          -          -            -           89.6
Other assets                                3.9       6.0        0.3       19.1         (7.7)          21.6
------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                           $2,925.1   $ 454.0    $ 241.9   $1,149.9    $(1,417.5)     $ 3,353.4
============================================================================================================

                                                                                          Exhibit A
                                                                                          Page 4 of 6
                                Vectren Corporation and Subsidiary Companies
                                         Consolidating Balance Sheet
                                           As of December 31, 2003
                                                (In millions)
---------------------------------------------------------------------------------------------------------
                                                  Indiana                 VUHI     Adjustments     VUHI
             ASSETS                   SIGECO        Gas       VEDO        Inc    & Eliminations   Consol.
---------------------------------------------------------------------------------------------------------
Current Assets
  Cash & cash equivalents            $    3.6    $    2.9    $   0.9    $    0.7    $       -    $    8.1
  Accounts receivable-less reserves      38.8        45.1       29.7         0.4            -       114.0
  Receivables from other Vectren
     companies                            0.1           -          -       190.8       (189.2)        1.7
  Accrued unbilled revenues              28.1        63.6       37.0           -            -       128.7
  Inventories                            37.3        15.6        2.2           -            -        55.1
  Recoverable fuel & natural
     gas costs                            3.9        16.2        0.2           -            -        20.3
  Prepayments & other current
     assets                               4.8        70.1       63.4         0.9         (7.9)      131.3
---------------------------------------------------------------------------------------------------------
    Total current assets                116.6       213.5      133.4       192.8       (197.1)      459.2
---------------------------------------------------------------------------------------------------------
Utility Plant
  Original cost                       1,659.5     1,200.7      390.5           -            -     3,250.7
  Less:  accumulated depreciation
      & amortization                    719.8       404.7      122.5           -            -     1,247.0
---------------------------------------------------------------------------------------------------------
     Net utility plant                  939.7       796.0      268.0           -            -     2,003.7
---------------------------------------------------------------------------------------------------------
Investments in consolidated
     affiliates                             -       222.0          -       956.2     (1,178.2)          -
Investments in unconsolidated
     affiliates                           0.2           -          -         1.6            -         1.8
Other investments                        10.5         2.9        0.9         6.3            -        20.6
Notes receivable from other
     Vectren companies                      -           -          -       443.1       (443.1)          -
Non-utility property-net                  3.8         0.2        1.6       135.7            -       141.3
Goodwill-net                              5.5           -      199.5           -            -       205.0
Regulatory assets                        54.7        21.2        7.5         6.2            -        89.6
Other assets                              0.7         3.2          -           -            -         3.9
---------------------------------------------------------------------------------------------------------
TOTAL ASSETS                         $1,131.7    $1,259.0    $ 610.9    $1,741.9    $(1,818.4)   $2,925.1
=========================================================================================================

                                                                                                Exhibit A
                                                                                                Page 5 of 6
                                      Vectren Corporation and Subsidiary Companies
                                         Consolidating Balance Sheet, Continued
                                                As of December 31, 2003
                                                     (In millions)
-----------------------------------------------------------------------------------------------------------------
                                               VUHI      Nonreg.   Vectren   Vectren     Adjustments     Vectren
                                              Consol.     Oper.    Capital    Corp.    & Eliminations     Consol.
-----------------------------------------------------------------------------------------------------------------
 LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable                           $   63.0    $  20.8   $     -   $    1.5      $       -     $  85.3
  Accounts payable to affiliated
        companies                                80.3        6.1         -          -              -        86.4
  Payables to other Vectren companies            13.3        0.4         -        1.6          (15.3)          -
  Accrued liabilities                            93.9        9.2       0.8       14.8           (9.4)      109.3
  Short-term borrowings                         185.2        2.1      87.6          -              -       274.9
  Short-term borrowings to other
      Vectren companies                           0.1      127.1      40.4        0.3         (167.9)          -
  Current maturities of long-term debt           15.0          -         -          -              -        15.0
  Long-term debt subject to tender               13.5          -         -          -              -        13.5
-----------------------------------------------------------------------------------------------------------------
     Total current liabilities                  464.3      165.7     128.8       18.2         (192.6)      584.4
-----------------------------------------------------------------------------------------------------------------
Long-term Debt-Net of Current Maturities
    & Debt Subject to Tender                    960.1          -     112.7          -              -     1,072.8
Long-term Debt-Net of Current Maturities
    to Other Vectren Companies                    0.3      113.0         -          -         (113.3)          -

Deferred Income Taxes & Other Liabilities
  Deferred income taxes                         201.5       45.3       0.1      (11.5)             -       235.4
  Regulatory liabilities                        235.0          -         -          -              -       235.0
  Deferred credits & other liabilities           83.9        5.7       0.2       71.5           (7.7)      153.6
-----------------------------------------------------------------------------------------------------------------
     Total deferred credits & other
         liabilities                            520.4       51.0       0.3       60.0           (7.7)      624.0
-----------------------------------------------------------------------------------------------------------------
Minority Interest in Subsidiary                     -        0.3         -          -              -         0.3

Cumulative, Redeemable Preferred
     Stock of a Subsidiary                        0.2          -         -          -              -         0.2

Common Shareholders' Equity
  Common stock                                  589.8       87.1       0.1      520.4         (677.0)      520.4
  Retained earnings                             390.0       30.6         -      562.4         (420.6)      562.4
  Accumulated other comprehensive income            -        6.3         -      (11.1)          (6.3)      (11.1)
-----------------------------------------------------------------------------------------------------------------
     Total common shareholders' equity          979.8      124.0       0.1    1,071.7       (1,103.9)    1,071.7
-----------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY     $2,925.1    $ 454.0   $ 241.9   $1,149.9      $(1,417.5)    $3,353.4
==================================================================================================================

                                                                                                       Exhibit A
                                                                                                       Page 6 of 6
                                        Vectren Corporation and Subsidiary Companies
                                           Consolidating Balance Sheet, Continued
                                                   As of December 31, 2003
                                                        (In millions)
---------------------------------------------------------------------------------------------------------------------
                                                          Indiana                  VUHI,     Adjustments       VUHI
                                              SIGECO        Gas         VEDO        Inc.   & Eliminations     Consol.
---------------------------------------------------------------------------------------------------------------------
 LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable                          $    18.4    $    23.0    $  16.1    $     5.5     $       -    $    63.0
  Accounts payable to affiliated
     companies                                    8.3         51.0       20.9          0.1             -         80.3
  Payables to other Vectren companies            11.5          5.4        5.4            -          (9.0)        13.3
  Accrued liabilities                            38.6         36.5       20.6          8.8         (10.6)        93.9
  Short-term borrowings                           0.8            -          -        184.4             -        185.2
  Short-term borrowings to other
     Vectren companies                           82.9         64.0       30.8            -        (177.6)         0.1
  Current maturities of long-term debt              -         15.0          -            -             -         15.0
  Long-term debt subject to tender               10.0          3.5          -            -             -         13.5
---------------------------------------------------------------------------------------------------------------------
     Total current liabilities                  170.5        198.4       93.8        198.8        (197.2)       464.3
---------------------------------------------------------------------------------------------------------------------
Long-term Debt-Net of Current Maturities
       & Debt Subject to Tender                 216.1        196.4          -        547.6             -        960.1
Long-term Debt-Net of Current Maturities
      to Other Vectren Companies                148.7        184.4      110.2            -        (443.0)         0.3

Deferred Income Taxes & Other Liabilities
  Deferred income taxes                         110.0         63.9       20.9          6.7             -        201.5
  Regulatory liabilities                         48.2        123.6       57.0          6.2             -        235.0
  Deferred credits & other liabilities           42.8         35.6        2.7          2.8             -         83.9
---------------------------------------------------------------------------------------------------------------------
     Total deferred credits & other
          liabilities                           201.0        223.1       80.6         15.7             -        520.4
---------------------------------------------------------------------------------------------------------------------
Minority Interest in Subsidiary                     -            -      222.0            -        (222.0)           -

Cumulative, Redeemable Preferred
     Stock of a Subsidiary                        0.2            -          -            -             -          0.2

Common Shareholders' Equity
  Common stock                                  128.3        368.0      115.0        589.8        (611.3)       589.8
  Retained earnings                             266.9         88.7      (10.7)       390.0        (344.9)       390.0
  Accumulated other comprehensive income            -            -          -            -             -            -
---------------------------------------------------------------------------------------------------------------------
     Total common shareholders' equity          395.2        456.7      104.3        979.8        (956.2)       979.8
---------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY    $ 1,131.7    $ 1,259.0    $ 610.9    $ 1,741.9    $ (1,818.4)   $ 2,925.1
=====================================================================================================================